IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
JUN 27 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC. — 000906410
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

Form 8-K for June 27, 2003 — 333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) (SEC File Number, if Available)

PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))


03025661

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 27, 2003.

CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by MORGAN STANLEY & CO. INCORPORATED	4
99.2	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-14T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-32

cwalt-0314t1-final -- A11

MORGAN STANLEY

Balance	$10,000,000.00	Delay	24	WAC	5.499894102
Coupon	3.500	Dated	06/01/2003	NET	5.240894
Settle	06/30/2003	First Payment	07/25/2003	WAM	179

Price	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
102.015625	2.37	2.35	2.35	2.29	2.19	2.07	1.83	1.57
102.140625	2.31	2.28	2.28	2.23	2.12	1.99	1.73	1.46
102.265625	2.24	2.22	2.22	2.16	2.05	1.92	1.64	1.36
102.390625	2.18	2.16	2.15	2.09	1.97	1.84	1.55	1.25
102.515625	2.12	2.09	2.09	2.03	1.90	1.76	1.45	1.15
102.640625	**2.06**	**2.03**	**2.03**	**1.96**	**1.83**	**1.68**	**1.36**	**1.04**
102.765625	1.99	1.96	1.96	1.89	1.76	1.60	1.27	0.93
102.890625	1.93	1.90	1.90	1.82	1.68	1.52	1.18	0.83
103.015625	1.87	1.84	1.84	1.76	1.61	1.44	1.09	0.72
103.140625	1.81	1.77	1.77	1.69	1.54	1.37	0.99	0.62
103.265625	1.74	1.71	1.71	1.63	1.47	1.29	0.90	0.51
WAL	**2.03**	**1.99**	**1.99**	**1.90**	**1.74**	**1.60**	**1.36**	**1.18**
Mod Durn	**1.94**	**1.90**	**1.90**	**1.82**	**1.68**	**1.54**	**1.32**	**1.15**
Principal Window	**Mar04 - Jan07**	**Jan04 - Jan07**	**Jan04 - Jan07**	**Jan04 - Jul06**	**Jan04 - Mar06**	**Jan04 - Nov05**	**Jan04 - May05**	**Jan04 - Jan05**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13524	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide, in addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwalt-0314t1-final -- A4

MORGAN STANLEY

Balance	$15,000,000.00	Delay	24	WAC	5.499894102
Coupon	4.750	Dated	06/01/2003	NET	5.240894
Settle	06/30/2003	First Payment	07/25/2003	WAM	179

Price	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-09	4.67	4.49	4.33	4.12	4.03	3.96	3.82	3.70
100-13	4.64	4.43	4.23	3.98	3.87	3.78	3.62	3.47
100-17	4.61	4.37	4.14	3.83	3.71	3.61	3.42	3.24
100-21	4.59	4.30	4.04	3.69	3.56	3.44	3.22	3.01
100-25	4.56	4.24	3.94	3.55	3.40	3.26	3.02	2.78
100-29	4.53	4.18	3.85	3.41	3.24	3.09	2.82	2.56
101-01	4.51	4.12	3.75	3.27	3.08	2.92	2.62	2.33
101-05	4.48	4.05	3.65	3.13	2.93	2.75	2.42	2.11
101-09	4.45	3.99	3.56	2.99	2.77	2.57	2.22	1.88
101-13	4.43	3.93	3.46	2.86	2.61	2.40	2.03	1.66
101-17	4.40	3.87	3.37	2.72	2.46	2.23	1.83	1.44
WAL	5.41	2.14	1.35	0.92	0.81	0.74	0.64	0.56
Mod Durn	4.62	1.97	1.28	0.88	0.78	0.72	0.62	0.55
Principal Window	Jul03 - Jul11	Jul03 - Dec08	Jul03 - Feb06	Jul03 - Mar05	Jul03 - Dec04	Jul03 - Oct04	Jul03 - Jul04	Jul03 - May04
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13524	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwalt-0314t1-final -- A5

MORGAN STANLEY

Balance	$36,000,000.00	Delay	24	WAC	5.499894102
Coupon	4.500	Dated	06/01/2003	NET	5.240894
Settle	06/30/2003	First Payment	07/25/2003	WAM	179

Price	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-28	4.52	4.51	4.50	4.41	4.38	4.35	4.30	4.26
100-00	4.51	4.49	4.46	4.31	4.26	4.22	4.14	4.06
100-04	4.49	4.47	4.43	4.22	4.15	4.08	3.97	3.86
100-08	4.48	4.45	4.40	4.12	4.03	3.95	3.80	3.67
100-12	4.46	4.43	4.37	4.03	3.92	3.82	3.63	3.47
100-16	**4.45**	**4.41**	**4.33**	**3.94**	**3.80**	**3.68**	**3.46**	**3.27**
100-20	4.43	4.39	4.30	3.84	3.69	3.55	3.30	3.07
100-24	4.42	4.37	4.27	3.75	3.57	3.41	3.13	2.88
100-28	4.40	4.35	4.24	3.65	3.46	3.28	2.96	2.68
101-00	4.39	4.33	4.20	3.56	3.35	3.15	2.80	2.48
101-04	4.38	4.31	4.17	3.47	3.23	3.02	2.63	2.29
WAL	**11.04**	**7.77**	**4.59**	**1.39**	**1.13**	**0.97**	**0.77**	**0.65**
Mod Durn	**8.46**	**6.18**	**3.82**	**1.32**	**1.08**	**0.93**	**0.74**	**0.63**
Principal Window	**Jul03 - Apr18**	**Jul03 - Jan18**	**Jul03 - Aug17**	**Jul03 - Oct05**	**Jul03 - Apr05**	**Jul03 - Dec04**	**Jul03 - Aug04**	**Jul03 - Jun04**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13524	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwalt-0314t1-final -- A8

MORGAN STANLEY

Balance	$50,000,000.00	Delay	24	WAC	5.499894102
Coupon	3.400	Dated	06/01/2003	NET	5.240894
Settle	06/30/2003	First Payment	07/25/2003	WAM	179

Price	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-06	3.55	3.58	3.60	3.67	3.70	3.73	3.80	3.88
99-10	3.52	3.54	3.57	3.61	3.64	3.67	3.72	3.78
99-14	3.50	3.51	3.53	3.56	3.58	3.60	3.64	3.68
99-18	3.47	3.48	3.49	3.51	3.52	3.53	3.56	3.59
99-22	3.44	3.45	3.45	3.46	3.46	3.47	3.48	3.49
99-26	3.42	3.41	3.41	3.41	3.41	3.40	3.40	3.39
99-30	3.39	3.38	3.37	3.36	3.35	3.34	3.32	3.30
100-02	3.36	3.35	3.34	3.31	3.29	3.27	3.24	3.20
100-06	3.33	3.32	3.30	3.25	3.23	3.21	3.16	3.11
100-10	3.31	3.28	3.26	3.20	3.17	3.14	3.08	3.01
100-14	3.28	3.25	3.22	3.15	3.12	3.08	3.00	2.92
WAL	5.36	4.38	3.85	2.66	2.32	2.05	1.64	1.36
Mod Durn	4.62	3.85	3.28	2.44	2.15	1.91	1.55	1.30
Principal Window	Jul03 - Jun18	Jul03 - Jun18	Jul03 - Jun18	Jul03 - Jun18	Jul03 - Jun18	Jul03 - Jun18	Jul03 - Jan10	Jul03 - Mar08
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13524	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-14T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-32

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_14T1_SUBS 30 year 5.2's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:43:29

Bond: M Balance: 2,750,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.50 WAM: 179.06
>>>>> Prepayment Ramp begins at 4.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
101-20	4.505	4.495	4.485	4.475	4.466	4.458	4.450	4.443	4.436	4.412
101-24	4.487	4.475	4.465	4.455	4.445	4.436	4.428	4.420	4.413	4.387
101-28	4.468	4.456	4.445	4.434	4.424	4.415	4.406	4.398	4.390	4.363
102- 0	4.450	4.437	4.425	4.414	4.403	4.393	4.384	4.375	4.367	4.338
102- 4	4.431	4.418	4.405	4.394	4.382	4.372	4.362	4.353	4.344	4.314
102- 8	4.413	4.399	4.386	4.373	4.362	4.351	4.340	4.331	4.321	4.290
102-12	4.395	4.380	4.366	4.353	4.341	4.329	4.318	4.308	4.299	4.265
102-16	4.376	4.361	4.346	4.333	4.320	4.308	4.297	4.286	4.276	4.241
102-20	4.358	4.342	4.327	4.313	4.299	4.287	4.275	4.264	4.253	4.217
102-24	4.340	4.323	4.307	4.292	4.279	4.265	4.253	4.242	4.231	4.193
102-28	4.322	4.304	4.288	4.272	4.258	4.244	4.231	4.219	4.208	4.169
*103- 0	4.303	4.285	4.268	4.252	4.237	4.223	4.210	4.197	4.185	4.145
103- 4	4.285	4.267	4.249	4.232	4.217	4.202	4.188	4.175	4.163	4.121
103- 8	4.267	4.248	4.229	4.212	4.196	4.181	4.167	4.153	4.140	4.097
103-12	4.249	4.229	4.210	4.192	4.176	4.160	4.145	4.131	4.118	4.073
103-16	4.231	4.210	4.191	4.172	4.155	4.139	4.124	4.109	4.096	4.049
103-20	4.213	4.192	4.171	4.152	4.135	4.118	4.102	4.087	4.073	4.025
103-24	4.195	4.173	4.152	4.133	4.114	4.097	4.081	4.065	4.051	4.001
103-28	4.177	4.154	4.133	4.113	4.094	4.076	4.059	4.043	4.029	3.977
104- 0	4.159	4.136	4.114	4.093	4.073	4.055	4.038	4.022	4.006	3.953
104- 4	4.141	4.117	4.094	4.073	4.053	4.034	4.017	4.000	3.984	3.930
104- 8	4.123	4.099	4.075	4.053	4.033	4.013	3.995	3.978	3.962	3.906
104-12	4.106	4.080	4.056	4.034	4.013	3.993	3.974	3.956	3.940	3.882
AVG LIFE	8.50	8.11	7.77	7.48	7.22	6.99	6.79	6.61	6.45	5.95
DURATION	6.66	6.42	6.21	6.03	5.86	5.72	5.59	5.47	5.36	5.03
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_14T1_SUBS 30 year 5.2's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:43:29

Bond: B1 Balance: 875,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.50 WAM: 179.06
>>>>> Prepayment Ramp begins at 4.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
100-12	4.692	4.688	4.685	4.681	4.678	4.675	4.672	4.670	4.667	4.659
100-16	4.673	4.669	4.665	4.661	4.657	4.653	4.650	4.647	4.644	4.634
100-20	4.655	4.649	4.644	4.640	4.636	4.632	4.628	4.624	4.621	4.609
100-24	4.636	4.630	4.624	4.619	4.614	4.610	4.605	4.601	4.597	4.584
100-28	4.617	4.610	4.604	4.598	4.593	4.588	4.583	4.579	4.574	4.559
101- 0	4.598	4.591	4.584	4.578	4.572	4.566	4.561	4.556	4.551	4.535
101- 4	4.580	4.572	4.564	4.557	4.551	4.544	4.539	4.533	4.528	4.510
101- 8	4.561	4.552	4.544	4.537	4.529	4.523	4.516	4.510	4.505	4.485
101-12	4.542	4.533	4.524	4.516	4.508	4.501	4.494	4.488	4.482	4.461
101-16	4.524	4.514	4.504	4.496	4.487	4.479	4.472	4.465	4.459	4.436
101-20	4.505	4.495	4.485	4.475	4.466	4.458	4.450	4.443	4.436	4.412
*101-24	4.487	4.475	4.465	4.455	4.445	4.436	4.428	4.420	4.413	4.387
101-28	4.468	4.456	4.445	4.434	4.424	4.415	4.406	4.398	4.390	4.363
102- 0	4.450	4.437	4.425	4.414	4.403	4.393	4.384	4.375	4.367	4.338
102- 4	4.431	4.418	4.405	4.394	4.382	4.372	4.362	4.353	4.344	4.314
102- 8	4.413	4.399	4.386	4.373	4.362	4.351	4.340	4.331	4.321	4.290
102-12	4.395	4.380	4.366	4.353	4.341	4.329	4.318	4.308	4.299	4.265
102-16	4.376	4.361	4.346	4.333	4.320	4.308	4.297	4.286	4.276	4.241
102-20	4.358	4.342	4.327	4.313	4.299	4.287	4.275	4.264	4.253	4.217
102-24	4.340	4.323	4.307	4.292	4.279	4.265	4.253	4.242	4.231	4.193
102-28	4.322	4.304	4.288	4.272	4.258	4.244	4.231	4.219	4.208	4.169
103- 0	4.303	4.285	4.268	4.252	4.237	4.223	4.210	4.197	4.185	4.145
103- 4	4.285	4.267	4.249	4.232	4.217	4.202	4.188	4.175	4.163	4.121
AVG LIFE	8.50	8.11	7.77	7.48	7.22	6.99	6.79	6.61	6.45	5.95
DURATION	6.62	6.38	6.18	5.99	5.83	5.69	5.56	5.44	5.34	5.00
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_14T1_SUBS 30 year 5.2's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:43:30

Bond: B2 Balance: 625,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/30/2003 WHOLE 30 year WAC: 5.50 WAM: 179.06
>>>>> Prepayment Ramp begins at 4.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
95- 4	5.517	5.543	5.567	5.590	5.612	5.632	5.651	5.669	5.686	5.744
95- 8	5.496	5.522	5.546	5.568	5.589	5.608	5.627	5.644	5.661	5.717
95-12	5.476	5.501	5.524	5.546	5.566	5.585	5.603	5.620	5.635	5.690
95-16	5.456	5.480	5.502	5.523	5.543	5.561	5.579	5.595	5.610	5.664
95-20	5.435	5.459	5.480	5.501	5.520	5.538	5.555	5.570	5.585	5.637
95-24	5.415	5.438	5.459	5.478	5.497	5.514	5.531	5.546	5.560	5.610
95-28	5.395	5.417	5.437	5.456	5.474	5.491	5.507	5.521	5.536	5.584
96- 0	5.375	5.396	5.415	5.434	5.451	5.468	5.483	5.497	5.511	5.557
96- 4	5.355	5.375	5.394	5.412	5.428	5.444	5.459	5.473	5.486	5.531
96- 8	5.335	5.354	5.372	5.390	5.406	5.421	5.435	5.448	5.461	5.505
96-12	5.314	5.333	5.351	5.368	5.383	5.398	5.411	5.424	5.436	5.478
*96-16	5.294	5.313	5.330	5.345	5.360	5.374	5.388	5.400	5.412	5.452
96-20	5.274	5.292	5.308	5.323	5.338	5.351	5.364	5.376	5.387	5.426
96-24	5.255	5.271	5.287	5.301	5.315	5.328	5.340	5.352	5.362	5.399
96-28	5.235	5.251	5.266	5.280	5.293	5.305	5.317	5.327	5.338	5.373
97- 0	5.215	5.230	5.244	5.258	5.270	5.282	5.293	5.303	5.313	5.347
97- 4	5.195	5.209	5.223	5.236	5.248	5.259	5.269	5.279	5.289	5.321
97- 8	5.175	5.189	5.202	5.214	5.225	5.236	5.246	5.255	5.264	5.295
97-12	5.155	5.168	5.181	5.192	5.203	5.213	5.223	5.231	5.240	5.269
97-16	5.136	5.148	5.160	5.170	5.181	5.190	5.199	5.208	5.216	5.243
97-20	5.116	5.128	5.139	5.149	5.158	5.167	5.176	5.184	5.191	5.217
97-24	5.096	5.107	5.118	5.127	5.136	5.145	5.152	5.160	5.167	5.191
97-28	5.077	5.087	5.097	5.106	5.114	5.122	5.129	5.136	5.143	5.166
AVG LIFE	8.50	8.11	7.77	7.48	7.22	6.99	6.79	6.61	6.45	5.95
DURATION	6.45	6.23	6.03	5.85	5.70	5.56	5.44	5.33	5.23	4.91
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18	6/18

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.